UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☒

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2022
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Ana Graciela de Méndez

Name:	Ana Graciela de Méndez
Title:	CFO

BLADEX ANNOUNCES 3Q22 PROFIT UP 17% QoQ TO $26.9 MILLION AND ROE OF 10.3%,
UP 120 BPS QoQ

PANAMA CITY, REPUBLIC OF PANAMA, November 2, 2022
Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the Third Quarter (“3Q22”) and nine months (“9M22”) ended September 30, 2022.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	3Q22	2Q22	3Q21	9M22	9M21
Key Income Statement Highlights
Net Interest Income ("NII")	$40.2	$32.7	$22.1	$98.6	$62.0
Fees and commissions, net	$6.3	$4.3	$4.8	$14.5	$12.1
(Loss) gain on financial instruments, net	$(0.3)	$(0.1)	$(0.1)	$0.2	$0.1
Other income, net	$0.2	$0.0	$0.1	$0.2	$0.3
Total revenues	$46.3	$36.9	$26.8	$113.5	$74.4
Provision for credit losses	$(4.8)	$(0.8)	$(0.8)	$(13.8)	$(2.2)
Operating expenses	$(14.6)	$(13.1)	$(10.3)	$(38.7)	$(29.6)
Profit for the period	$26.9	$23.0	$15.7	$61.0	$42.6
Profitability Ratios
Earnings per Share ("EPS") (1)	$0.74	$0.63	$0.41	$1.68	$1.08
Return on Average Equity (“ROE”) (2)	10.3%	9.1%	6.1%	8.0%	5.5%
Return on Average Assets (ROA) (3)	1.2%	1.1%	0.9%	0.9%	0.9%
Net Interest Margin ("NIM") (4)	1.77%	1.54%	1.33%	1.56%	1.28%
Net Interest Spread ("NIS") (5)	1.43%	1.32%	1.17%	1.31%	1.11%
Efficiency Ratio (6)	31.6%	35.4%	38.5%	34.1%	39.8%
Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (7)	$8,862	$8,685	$6,956	$8,862	$6,956
Commercial Portfolio (8)	$7,821	$7,583	$6,188	$7,821	$6,188
Investment Portfolio	$1,041	$1,102	$768	$1,041	$768
Total assets	$9,320	$8,925	$6,977	$9,320	$6,977
Total equity	$1,049	$1,019	$1,013	$1,049	$1,013
Market capitalization (9)	$474	$482	$667	$474	$667
Tier 1 Capital to risk-weighted assets (Basel III – IRB) (10)	14.4%	15.1%	21.3%	14.4%	21.3%
Capital Adequacy Ratio (Regulatory) (11)	12.2%	12.9%	16.9%	12.2%	16.9%
Total assets / Total equity (times)	8.9	8.8	6.9	8.9	6.9
Liquid Assets / Total Assets (12)	11.1%	10.6%	11.9%	11.1%	11.9%
Credit-impaired loans to Loan Portfolio (13)	0.1%	0.2%	0.2%	0.1%	0.2%
Total allowance for losses to Credit Portfolio (14)	0.7%	0.6%	0.7%	0.7%	0.7%
Total allowance for losses to credit-impaired loans (times) (14)	5.8	5.3	4.4	5.8	4.4

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3Q22 FINANCIAL AND BUSINESS HIGHLIGHTS
•Increased Profitability, with Net Profit of $26.9 million (+17% QoQ; +71% YoY) driven mainly by higher Net Interest Income (“NII”), fee income growth and capture of efficiencies.
•Annualized Return on Equity (“ROE”) expanded to 10.3% (+120 bps QoQ and +422 bps YoY) on higher profitability and a more efficient use of capital. At quarter end, the Bank´s Tier 1 Basel III Capital and Regulatory Capital Adequacy Ratios stood at 14.4% and 12.2%, respectively, well above international standards and regulatory minimums.
•NII growth for the sixth consecutive quarter, reaching $40.2 million in 3Q22 (+23% QoQ; +82% YoY), reflecting higher average net lending rates and volumes. Net Interest Margin (“NIM”) expanded to 1.77% in 3Q22 (+23 bps QoQ; +44 bps YoY) supported by increases in both credit spreads and market rates.
•Fees and Commissions increased to $6.3 million (+47% QoQ; +32% YoY). Higher fees from the Bank’s loan syndication desk activity, along with the sustained positive trend performance in fees from the letters of credit business were the main drivers behind the quarterly and yearly fee growth.
•Efficiency Ratio improved to 31.6% (-382 bps QoQ; -693 bps YoY) reflecting the successful execution of Bladex´s growth strategy. This more than offset higher operating expenses related mainly to strengthening talent capabilities, a new variable compensation program and other expenses incurred to improve processes and technology.
•Record Credit Portfolio of $8.9 billion (+2% QoQ; +27% YoY).
◦Ninth consecutive quarter of Commercial Portfolio growth, reaching a record $7.8 billion (+3% QoQ; +26% YoY), reflecting stronger demand from the Bank’s traditional client base, boosted by higher commodity prices and trade flows in the Region, as well as new clients. The average Commercial Portfolio balance for 3Q22 increased 5% QoQ and 29% YoY.
◦The Investment Portfolio stood at $1.0 billion at quarter-end (-6% QoQ; +36% YoY). The quarterly decrease resulted mainly from the runoff of highly rated corporate debt securities (‘A-‘ or above) aimed to enhance liquidity yields.
•Robust asset quality, with Credit-impaired loans (“NPLs”) stable at $11 million, representing an NPL ratio of 0.1% at quarter-end. Total allowance for credit losses accounted for 0.7% of the total Credit Portfolio and was 5.8 times NPL balances. Provisions for credit losses amounted to $4.8 million in 3Q22, on higher loan loss provision charges associated to the growth of the Commercial Portfolio and a couple of isolated credits in Stage 2 & 3, net of recoveries.
•Solid liquidity position at 11% of total assets as of September 30, 2022, or $1,033 million, consisting of cash and due from banks and highly rated corporate debt securities (‘A-' or above). Bladex benefits from a resilient deposit franchise and diversified funding through ample access to global debt and capital markets.

CEO’s Comments
Mr. Jorge Salas, Bladex’s Chief Executive Officer said: “Bladex continued to deliver strong results in the third quarter as we advance on our goal of driving sustainable and profitable growth. The successful execution of our strategy over the past nine months is already delivering very positive results. Expansion of our customer and product base, along with increased penetration among current clients and focus on higher margin sectors and geographies contributed to sustained growth in our credit book to a record of nearly $9 billion at quarter end. This was the ninth consecutive quarter reporting commercial portfolio growth while maintaining healthy asset quality levels with NPLs at nearly zero percent.

Our increased focus on margins and profitability along with positive market dynamics have allowed us to drive remarkable growth in Net Interest Income, up 23% and hitting a new record of $40.2 million bolstered by the continuous expansion in Net Interest Margin. Execution of our strategic plan is also resulting in higher fees driven by both increased activity in our loan syndication, as well as higher fees from letters of credit.

As a result, Net Income for the quarter increased 71% year-on-year to $26.9 million, which along with a more optimized capital structure resulted in an expansion of ROE to 10.3%, up from 6.1% a year-ago.

In sum, we are consistently executing our five-year strategy, capitalizing on the strengths we have built over 40 years of banking in Latin America and the Caribbean with the goal of enhancing profitability, ensure long-term sustainability, and increase overall value creation for all our stakeholders.”

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RESULTS BY BUSINESS SEGMENT
The Bank’s activities are managed and executed through two business segments, Commercial and Treasury. Information related to each reportable segment is set out below. Business segment results are based on the Bank’s managerial accounting process, which assigns assets, liabilities, revenue, and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT
The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions, and investors in Latin America. These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, loan commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances.

The majority of the Bank’s core financial intermediation business, which is comprised of the Loan Portfolio, consisting of loans at amortized cost, gross of interest receivable, allowance for loan losses, unearned interest and deferred fees, amounted to $7,070 million at the end of 3Q22, increasing 4% compared to $6,769 million in 2Q22 and 34% compared to $5,292 million in 3Q21.

Bladex’s Commercial Portfolio, maintained its quarterly growth trend, reaching $7.8 billion quarter-end, increasing 3% from $7.6 billion in the prior quarter and 26% YoY from $6.2 billion in 3Q21. The Average Commercial Portfolio balance reached $7.8 billion for 3Q22 (+5% QoQ; +29% YoY) and $7.3 billion for 9M22 (+26% YoY). Sustained growth in EoP and average Commercial Portfolio balances reflect both stronger demand from the Bank’s traditional client base, boosted by the continuous increase in commodity prices and trade flows in Latin America, together with the contribution from new clients. In addition, the Bank continued to collect all scheduled loan maturities, evidencing the high quality of the Bank’s borrower base.

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As of September 30, 2022, 70% of the Commercial Portfolio was scheduled to mature within a year, representing decreases of 1 pp from the previous quarter and 7 pp from a year ago. Trade finance transactions accounted for 60% of short-term loan origination, compared to 64% a quarter ago and 69% a year ago.

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio as of September 30, 2022, highlighting its diversified risk by country and across industry segments:

Bladex’s maintains a well-diversified exposure across countries. As of September 30, 2022, 43% of the Commercial Portfolio was geographically distributed in investment grade countries, compared with 45% and 46% in 2Q22 and 3Q21, respectively, and remained centered on preserving credit quality through well diversified exposure with top-tier clients across the Region. Brazil continues to represent the largest country-risk exposure at 16% of the total Commercial Portfolio, of which 70% was with financial institutions. Other relevant country-risk exposures were Mexico at 12%, Colombia at 11%, Guatemala at 10%, top-rated countries outside of Latin America (which relates to transactions carried out in Latin America) at 9%, Peru at 8%, and Chile at 7% of the total portfolio.

The Commercial Portfolio also remained well-diversified across industries and focused on high quality borrowers. Exposure to the Bank’s traditional client base comprising financial institutions represented 43% of the total Commercial Portfolio while keeping a stringent focus on maximizing credit spreads. Sovereign and state-owned corporations accounted for 17% of the total Commercial Portfolio while top tier corporates throughout the Region accounted for the remainder 40% of the total. Exposure to corporates was well diversified across sectors, with most industries representing 5% or less of

6

the total Commercial Portfolio, except for certain sectors, strategic to the Bank, benefiting from higher commodity prices and LatAm trade flows, such as Oil & Gas (Downstream) at 10%, and Electric Power and Food and Beverage, each at 7% of the Commercial Portfolio at the close of 3Q22.

Refer to Exhibit IX for additional information related to the Bank’s Commercial Portfolio distribution by country, and Exhibit XI for the Bank’s distribution of loan disbursements by country.

Commercial Segment Profitability

Profits from the Commercial Business Segment include: (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, as well as through loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as sales and distribution in the primary market; (iv) gain (loss) on sale of financial instruments measured at FVTPL; (v) reversal (provision) for credit losses, (vi) gain (loss) on non-financial assets; and (vii) direct and allocated operating expenses.

(US$ million)	3Q22	2Q22	3Q21	QoQ (%)	YoY (%)	9M22	9M21	YoY (%)
Commercial Business Segment:
Net interest income	$35.9	$28.7	$21.3	25%	69%	$89.9	$60.5	49%
Other income	6.7	4.5	4.9	48%	35%	15.3	12.7	21%
Total revenues	42.6	33.2	26.2	28%	62%	105.2	73.2	44%
Provision for credit losses	(3.4)	(0.5)	0.1	n.m.	n.m.	(11.2)	(0.9)	n.m.
Operating expenses	(11.2)	(10.3)	(7.9)	9%	42%	(30.3)	(22.9)	32%
Profit for the segment	$28.0	$22.4	$18.5	25%	52%	$63.7	$49.4	29%

Commercial Segment Profit increased 25% QoQ and 52% YoY to $28.0 million during 3Q22 and reached $63.7 million in 9M22 (+29% YoY). The quarterly and yearly increases were mostly driven by higher NII together with sustained growth in fee income from letters of credit and syndication businesses. This significantly offset: i) higher loan loss provisions associated to the growth of the Commercial Portfolio and a couple of isolated credits in Stage 2 & 3 which required higher provisions, net of recoveries, (NPL ratio at 0.1% in 3Q22 vs 0.2% in 2Q22 and 0.2% in 3Q21), and ii) increased operating expenses mainly associated to higher personnel costs reflecting the strategy to strengthen the Bank’s work force together with the launch in January 2022 of a new performance-based variable compensation structure –closely tied to strategy execution and financial performance and returns.

TREASURY BUSINESS SEGMENT
The Treasury Business Segment focuses on managing the Bank’s investment portfolio and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, as well as highly liquid corporate debt securities rated ‘A-‘ or above, and financial instruments related to the investment management activities, consisting of securities at fair value through other comprehensive income (“FVOCI”) and securities at amortized cost (the “Investment Portfolio”). The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, short- and long-term borrowings and debt.

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The Bank’s liquid assets, mostly consisting of cash and due from banks, as well as highly rated corporate debt securities (‘A-‘ or above) aimed to enhance liquidity yields, totaled $1,033 million as of September 30, 2022, compared to $945 million as of June 30, 2022, and $827 million as of September 30, 2021. At the end of those periods, liquidity balances to total assets represented 11%, 11% and 12%, respectively, while the liquidity balances to total deposits ratio was 30%, 30% and 24%, respectively. As of September 30, 2022, $863 million, or 84% of total liquid assets represented deposits placed with the Federal Reserve Bank of New York.

The credit investment portfolio, related to the Treasury’s investment management activities aimed to diversify exposures and complement the Bank’s Commercial Portfolio, increased to $961 million at the end of 3Q22, slightly above the $957 million level a quarter ago and a 68% increase over the $573 million reported a year ago. The Bank’s total Investment Portfolio, which also considers highly rated corporate debt securities (‘A-‘ or above) classified as high quality liquid assets (“HQLA”) in accordance with the specifications of the Basel Committee, amounted to $1,041 million as of September 30, 2022, mostly consisting of readily-quoted U.S., Latin American and Multilateral securities. Refer to Exhibit X for a per-country risk distribution of the Investment Portfolio.

Funding

The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, principally deposits and, to a lesser extent, borrowed funds and floating and fixed rate debt placements. As of September 30, 2022, total funding amounted to $8.0 billion, increasing 5% compared to $7.7 billion a quarter ago, and 42% compared to $5.7 billion a year ago.

Deposit balances increased 10% QoQ and 1% YoY to $3.4 billion at the close of 3Q22. Deposit growth reflects the steady support from the Bank’s Class A shareholders (i.e.: central banks and their designees), which represented 48% of total deposits at the end of 3Q22, enhanced by the Bank’s Yankee CD program, which complements the short-term funding structure. As of September 30, 2022, deposits represented 42% of total funding sources, compared to 41% in the previous quarter and 60% a year ago.

Funding through securities sold under repurchase agreements (“Repos”) resulted in $525 million at the end of 3Q22 (-24% QoQ; +59% YoY), while short- and medium-term borrowings and debt totaled $4.1 billion at the end of 3Q22 (+6% QoQ; +110% YoY).

Weighted average funding costs resulted in 2.60% for 3Q22 (+94 bps QoQ; +171 bps YoY) and 1.83% in the first 9M22 (+86 bps YoY), mostly reflecting the recent increase in market interest rates.

Treasury Segment Profitability

Profits from the Treasury Business Segment include net interest income derived from the above-mentioned Treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss (“FVTPL”), gain (loss) on sale of securities at FVOCI, and other income), recovery or impairment loss on financial instruments, and direct and allocated operating expenses.

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(US$ million)	3Q22	2Q22	3Q21	QoQ (%)	YoY (%)	9M22	9M21	YoY (%)
Treasury Business Segment:
Net interest income	$4.2	$4.0	$0.8	5%	433%	$8.7	$1.5	490%
Other expense	(0.5)	(0.3)	(0.2)	82%	176%	(0.4)	(0.3)	52%
Total revenues	3.7	3.7	0.6	0%	513%	8.3	1.2	587%
Provision for credit losses	(1.4)	(0.4)	(0.9)	299%	63%	(2.6)	(1.3)	102%
Operating expenses	(3.4)	(2.8)	(2.5)	24%	40%	(8.4)	(6.7)	26%
(Loss) Profit for the segment	$(1.2)	$0.6	$(2.7)	-302%	57%	$(2.7)	$(6.8)	60%
The Treasury Business Segment recorded a $1.2 million loss for 3Q22 (-302% QoQ; +57% YoY) and a $2.7 million loss for 9M22 (+60% YoY). The quarterly and accumulated losses were driven by increased provisions for credit losses resulting from higher Credit Investment Portfolio and individually assessed credit provision allocation on a financial instrument with increased risk since origination. Higher operating expenses as the Bank strengthens its work force together with other expenses mostly related to strategy implementation also impacted profitability in 3Q22.

These effects were partly offset by improved NII resulting from the effect of higher Credit Investment Portfolio balances, the positive effect of increasing market rates and the optimization of liquidity levels.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	3Q22	2Q22	3Q21	QoQ (%)	YoY (%)	9M22	9M21	YoY (%)
Net Interest Income
Interest income	$92.7	$64.1	$34.8	45%	167%	$201.7	$101.9	98%
Interest expense	(52.5)	(31.4)	(12.7)	67%	314%	(103.1)	(39.9)	159%
Net Interest Income ("NII")	$40.2	$32.7	$22.1	23%	82%	$98.6	$62.0	59%

Net Interest Spread ("NIS")	1.43%	1.32%	1.17%	9%	23%	1.31%	1.11%	18%

Net Interest Margin ("NIM")	1.77%	1.54%	1.33%	15%	34%	1.56%	1.28%	21%

NII increased 23% QoQ and 82% YoY to $40.2 million for 3Q22 and reached $98.6 million in 9M22 (+59% YoY). The quarterly and yearly increases resulted from the effect of higher net lending rates (+114 bps QoQ and +215 bps YoY for 3Q22; +116 bps for 9M22), benefiting from enhanced lending spreads, the positive impact of higher market rates and optimized average liquidity level, coupled with increased average lending volumes (+6% QoQ and +33% YoY for 3Q22; +26% YoY for 9M22) and average credit investments volumes (stable QoQ and +131% YoY for 3Q22; +224% for 9M22).

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FEES AND COMMISSIONS
Fees and Commissions, net, includes the fee income associated with letters of credit and the fee income derived from loan structuring and syndication activities, together with loan intermediation and distribution activities in the primary market, and other commissions, mostly from other contingent credits, such as guarantees and credit commitments, net of fee expenses.

(US$ million)	3Q22	2Q22	3Q21	QoQ (%)	YoY (%)	9M22	9M21	YoY (%)
Letters of credit fees	3.5	3.5	3.1	1%	15%	10.3	9.0	15%
Loan syndication fees	2.6	0.6	1.3	329%	93%	3.6	1.8	96%
Other commissions, net	0.2	0.2	0.4	13%	-45%	0.6	1.2	-53%
Fees and Commissions, net	$6.3	$4.3	$4.8	47%	32%	$14.5	$12.1	20%
Fees and Commissions, net, increased 47% QoQ and 32% YoY to $6.3 million in 3Q22 and reached $14.5 million in 9M22 (+20% YoY). The quarterly and yearly increases were mostly driven by higher fees from the Bank’s loan syndication desk activity, along with the sustained positive trend performance in fees from the letters of credit business.

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PORTFOLIO QUALITY AND TOTAL ALLOWANCE FOR CREDIT LOSSES

(US$ million, except percentages)	30-Sep-22	30-Jun-22	31-Mar-22	31-Dec-21	30-Sep-21
Allowance for loan losses
Balance at beginning of the period	$50.6	$49.2	$41.5	$41.4	$41.4
Provisions (reversals)	$3.5	$1.4	$7.7	$0.1	$0.0
Recoveries (write-offs)	$1.0	$0.0	$0.0	$0.0	$0.0
End of period balance	$55.1	$50.6	$49.2	$41.5	$41.4

Allowance for loan commitments and financial guarantee contract losses
Balance at beginning of the period	$2.5	$3.5	$3.8	$3.7	$3.8
(Reversals) provisions	$(0.1)	$(0.9)	$(0.3)	$0.1	$(0.1)
End of period balance	$2.4	$2.5	$3.5	$3.8	$3.7

Allowance for Investment Portfolio losses
Balance at beginning of the period	$2.9	$2.6	$1.8	$1.8	$0.9
Provisions (reversals)	$1.4	$0.4	$0.7	$0.0	$0.9
End of period balance	$4.4	$2.9	$2.6	$1.8	$1.8

Total allowance for losses	$61.8	$56.0	$55.2	$47.1	$46.9

Total allowance for losses to Credit Portfolio	0.7%	0.6%	0.7%	0.6%	0.7%
Credit-impaired loans to Loan Portfolio	0.1%	0.2%	0.2%	0.2%	0.2%
Total allowance for losses to credit-impaired loans (times)	5.8	5.3	5.2	4.4	4.4

Stage 1 (low risk) to Total Credit Portfolio	98%	98%	98%	98%	97%
Stage 2 (increased risk) to Total Credit Portfolio	2%	2%	2%	2%	3%
Stage 3 (credit impaired) to Total Credit Portfolio	0%	0%	0%	0%	0%

As of September 30, 2022, the total allowance for credit losses increased to $61.8 million, representing a coverage ratio to the Credit Portfolio of 0.7%, compared to $56.0 million, or 0.6%, at the end of 2Q22, and compared to $46.9 million, or 0.7%, at the end of 3Q21. Higher allowance during the quarter was closely tied to provisions for credit losses driven by the continued growth of the Bank’s Credit Portfolio, as balances were up 2% QoQ and 27% YoY at the end of 3Q22, together with a couple of isolated credits in Stage 2 & 3 which required higher provisions, net of recoveries. Overall, the resulting provision for credit losses during the 3Q22 was $4.8 million.

Credit-impaired loans (“NPL”) remained unchanged at $11 million, or 0.1% of the total Loan Portfolio as of September 30, 2022, reflecting the Bank’s sound asset quality. In addition, credits categorized as Stage 1 or low-risk credits under IFRS 9 accounted for 98% of total credits, while Stage 2 credits (with increased risk since origination) represented 2% of the total credits, flat QoQ and below the 3% reported in 3Q21.

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OPERATING EXPENSES

(US$ million, except percentages)	3Q22	2Q22	3Q21	QoQ (%)	YoY (%)	9M22	9M21	YoY (%)
Operating expenses
Salaries and other employee expenses	8.7	8.2	6.0	6%	47%	24.4	16.8	46%
Depreciation of investment property, equipment and improvements	0.6	0.5	0.6	12%	-7%	1.6	2.1	-24%
Amortization of intangible assets	0.1	0.1	0.1	14%	45%	0.4	0.6	-37%
Other expenses	5.2	4.2	3.7	24%	41%	12.3	10.1	22%
Total Operating Expenses	$14.6	$13.1	$10.3	12%	42%	$38.7	$29.6	31%
Efficiency Ratio	31.6%	35.4%	38.5%			34.1%	39.8%
Operating expenses increased to $14.6 million in 3Q22 (+12 QoQ; +42% YoY) and $38.7 million in 9M22 (+31% YoY). These increases were mostly associated with higher personnel expenses resulting from strengthening the Bank’s workforce and the launch in January 2022 of a new performance-based variable compensation structure –closely tied to strategy execution and financial performance and returns–, and other expenses mostly related to the Bank’s strategy implementation, which includes an assessment aimed at improving the Bank’s processes and technology.

The Efficiency Ratio improved to 31.6% in 3Q22 from 35.4% in the prior quarter and 38.5% a year ago, as the 25% QoQ and 73% YoY increase in total revenue more than offset higher operating expenses. For 9M22, the Efficiency Ratio improved to 34.1% from 39.8% in 9M21, as revenues increased 53% in the period, above the 31% increase in operating expenses.

CAPITAL RATIOS AND CAPITAL MANAGEMENT
The following table shows capital amounts and ratios as of the dates indicated:

(US$ million, except percentages and shares outstanding)	30-Sep-22	30-Jun-22	30-Sep-21	QoQ (%)	YoY (%)
Total equity	$1,049	$1,019	$1,013	3%	4%
Tier 1 capital to risk weighted assets (Basel III – IRB)(9)	14.4%	15.1%	21.3%	-5%	-32%
Risk-Weighted Assets (Basel III – IRB)(9)	$7,286	$6,742	$4,749	8%	53%
Capital Adequacy Ratio (Regulatory) (10)	12.2%	12.9%	16.9%	-5%	-28%
Risk-Weighted Assets (Regulatory) (10)	$8,559	$7,973	$6,107	7%	40%
Total assets / Total equity (times)	8.9	8.8	6.9	1%	29%
Shares outstanding (in thousand)	36,325	36,331	38,017	0%	-4%

12

The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 36.3 million common shares outstanding as of September 30, 2022. At quarter-end, the total assets to total equity ratio stood at 8.9 times, and the Tier 1 Basel III Capital Ratio, in which risk-weighted assets are calculated under the advanced internal ratings-based approach (IRB) for credit risk, decreased to 14.4% due to higher risk-weighted assets on increased Loan and Investment Portfolios, while equity levels remained relatively stable at over $1 billion. Similarly, the Bank’s Capital Adequacy Ratio, as defined by Panama’s banking regulator, was 12.2% as of September 30, 2022, well above the regulatory minimum of 8%. Under this methodology, credit risk-weighted assets are calculated under Basel’s standardized approach.

RECENT EVENTS

•Quarterly dividend payment: The Board of Directors approved a quarterly common dividend of $0.25 per share corresponding to 3Q22. The cash dividend will be paid on November 30, 2022, to shareholders registered as of November 14, 2022.

•Ratings updates: On August 25, 2022, Fitch Ratings affirmed the Bank’s global issuer credit ratings at “BBB”, and upgraded the short-term IDR to ‘F2’. The outlook remains “Stable”. “The short-term rating upgrade reflects Fitch's assessment of Bladex´s further strengthening of its liquidity structure, notably provided by funding improvements including enhanced access to contingent financing, along with the continuation of the expansion of its financing sources amid a challenging global environment.”

On October 28, 2022, Moody’s Investors Service affirmed all Bladex’s ratings, including the “Baa2” long-term foreign currency deposit rating and “Prime-2” short-term foreign currency deposit rating. At the same time, Moody's Investors Service changed the outlook on all ratings to negative, from stable.

Notes:
–Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.
–QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:
(1)Earnings per Share ("EPS") calculation is based on the average number of shares outstanding during each period.
(2)ROE refers to return on average stockholders' equity which is calculated on the basis of unaudited daily average balances.
(3)ROA refers to return on average assets which is calculated on the basis of unaudited daily average balances.
(4)NIM refers to net interest margin which constitutes to Net Interest Income (NII) divided by the average balance of interest-earning assets.
(5)NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.
(6)Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.
(7)The Bank's Credit Portfolio includes gross loans at amortized cost (or the Loan Portfolio), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers' liabilities under acceptances.
(8)The Bank's Commercial Portfolio includes gross loans at amortized cost (or the Loan Portfolio), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers' liabilities under acceptances.
(9)Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.
(10)Tier 1 Capital ratio is calculated according to Basel III capital adequacy guidelines, and as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines, utilizing internal-ratings based approach or IRB for credit risk and standardized approach for operational risk.

13

(11)As defined by the Superintendency of Banks of Panama through Rules No. 01-2015 and 03-2016, based on Basel III standardized approach. The capital adequacy ratio is defined as the ratio of capital funds to risk-weighted assets, rated according to the asset's categories for credit risk. In addition, risk-weighted assets consider calculations for market risk and operating risk.
(12)Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks and interest-bearing deposits in banks, excluding pledged deposits and margin calls; as well as highly rated corporate debt securities (above 'A-'). Liquidity ratio refers to liquid assets as a percentage of total assets.
(13)Loan Portfolio refers to gross loans at amortized cost, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees. Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs.
(14)Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses and allowance for investment securities losses.

SAFE HARBOR STATEMENT
This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and geopolitical events; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX
Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.
Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

14

CONFERENCE CALL INFORMATION
There will be a conference call to discuss the Bank’s quarterly results on Wednesday, November 2, 2022 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial +1 888 686-3653 in the United States or, if outside the United States, +1 718 866-4614. Participants should use conference passcode 877068, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com. The conference call will become available for review one hour after its conclusion.

For more information, please access http://www.bladex.com or contact:
Mr. Carlos Daniel Raad
Chief Investor Relations Officer
Tel: +507 366-4925 ext. 7925
E-mail address: craad@bladex.com / ir@bladex.com

15

EXHIBIT I
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2022	June 30, 2022	September 30, 2021	CHANGE	%	CHANGE	%

	(In US$ thousand)
Assets

Cash and due from banks	$1,048,697	$867,262	$663,975	$181,435	21%	$384,722	58%

Securities and other financial assets, net	$1,047,995	$1,111,070	$772,957	$(63,075)	(6)	275,038	36

Loans, net	$7,083,829	$6,749,033	$5,268,827	$334,796	5	1,815,002	34

Customers' liabilities under acceptances	$82,019	$149,299	$239,544	$(67,280)	(45)	-157,525	(66)
Derivative financial instruments - assets	$27,381	$20,002	$7,124	$7,379	37	20,257	284
Equipment and leasehold improvements, net	$17,201	$17,176	$15,294	$25	0	1,907	12
Intangibles, net	$2,088	$1,605	$1,658	$483	30	430	26
Investment properties	$0	$0	$2,050	$0	n.m.	(2,050)	(100)
Other assets	$10,600	$9,058	$5,651	$1,542	17	4,949	88

Total assets	$9,319,810	$8,924,505	$6,977,080	$395,305	4%	$2,342,730	34%

Liabilities

Demand deposits	$383,115	$324,237	$431,874	$58,878	18%	$(48,759)	(11)%
Time deposits	$3,030,255	$2,785,442	$2,946,944	$244,813	9	83,311	3
	$3,413,370	$3,109,679	$3,378,818	$303,691	10	34,552	1
Interest payable	$9,822	$4,963	$3,027	$4,859	98	6795	224
Total deposits	$3,423,192	$3,114,642	$3,381,845	$308,550	10	41,347	1

Securities sold under repurchase agreements	525,058	687,039	330,998	(161,981)	(24)	194,060	59
Borrowings and debt, net	4,108,980	3,861,960	1,960,699	247,020	6	2,148,281	110
Interest payable	29,421	17,319	9,813	12,102	70	19,608	200

Acceptance outstanding	82,019	149,299	239,544	(67,280)	(45)	-157,525	(66)
Derivative financial instruments - liabilities	60,367	41,164	23,770	19,203	47	36,597	154
Allowance for loan commitments and financial guarantee contract losses	2,380	2,530	3,654	(150)	(6)	(1,274)	(35)
Other liabilities	39,469	32,015	14,033	7,454	23	25,436	181

Total liabilities	$8,270,886	$7,905,968	$5,964,356	$364,918	5%	$2,306,530	39%

Equity

Common stock	$279,980	$279,980	$279,980	$0	0%	$0	0%
Treasury stock	(114,097)	(113,988)	(84,366)	(109)	0	(29,731)	35
Additional paid-in capital in excess of value assigned of common stock	120,256	119,446	119,627	810	1	629	1
Capital reserves	95,210	95,210	95,210	0	0	0	0
Regulatory reserves	136,019	136,019	136,019	0	0	0	0
Retained earnings	521,669	503,876	477,109	17,793	4	44,560	9
Other comprehensive income (loss)	9,887	(2,006)	(10,855)	11,893	593	20,742	191

Total equity	$1,048,924	$1,018,537	$1,012,724	$30,387	3%	$36,200	4%

Total liabilities and equity	$9,319,810	$8,924,505	$6,977,080	$395,305	4%	$2,342,730	34%
(*)"n.m." means not meaningful.

16

EXHIBIT II
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2022	June 30, 2022	September 30, 2021	CHANGE	%	CHANGE	%
Net Interest Income:
Interest income	$92,666	$64,053	$34,770	$28,613	45%	$57,896	167%
Interest expense	(52,508)	(31,354)	(12,691)	(21,154)	67	(39,817)	314

Net Interest Income	40,158	32,699	22,079	7,459	23	18,079	82

Other income (expense):
Fees and commissions, net	6,279	4,269	4,752	2,010	47	1,527	32
(Loss) gain on financial instruments, net	(329)	(74)	(112)	(255)	345	(217)	194
Other income, net	209	24	111	185	771	98	88
Total other income, net	6,159	4,219	4,751	1,940	46	1,408	30

Total revenues	46,317	36,918	26,830	9,399	25	19,487	73

Provision for credit losses	(4,824)	(833)	(771)	(3,991)	479	(4,053)	526

Operating expenses:
Salaries and other employee expenses	(8,726)	(8,246)	(5,952)	(480)	6	(2,774)	47
Depreciation of investment properties, equipment and improvements	(578)	(515)	(622)	(63)	12	44	(7)
Amortization of intangible assets	(144)	(126)	(99)	(18)	14	(45)	45
Other expenses	(5,171)	(4,176)	(3,655)	(995)	24	(1,516)	41
Total operating expenses	(14,619)	(13,063)	(10,328)	(1,556)	12	(4,291)	42

Profit for the period	$26,874	$23,022	$15,731	$3,852	17%	$11,143	71%

PER COMMON SHARE DATA:
Basic earnings per share	$0.74	$0.63	$0.41
Diluted earnings per share	$0.74	$0.63	$0.41
Book value (period average)	$28.50	$27.95	$26.46
Book value (period end)	$28.88	$28.04	$26.64

Weighted average basic shares	36,329	36,313	38,789
Weighted average diluted shares	36,329	36,313	38,789
Basic shares period end	36,325	36,331	38,017

PERFORMANCE RATIOS:
Return on average assets	1.2%	1.1%	0.9%
Return on average equity	10.3%	9.1%	6.1%
Net interest margin	1.77%	1.54%	1.33%
Net interest spread	1.43%	1.32%	1.17%
Efficiency Ratio	31.6%	35.4%	38.5%
Operating expenses to total average assets	0.63%	0.60%	0.61%

17

EXHIBIT III

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE NINE MONTHS ENDED
	(A)	(B)	(A) - (B)
	September 30, 2022	September 30, 2021	CHANGE	%
Net Interest Income:
Interest income	$201,723	$101,852	$99,871	98%
Interest expense	(103,145)	(39,880)	(63,265)	159

Net Interest Income	98,578	61,972	36,606	59

Other income (expense):
Fees and commissions, net	14,497	12,063	2,434	20
Gain on financial instruments, net	163	51	112	220
Other income, net	249	295	(46)	(16)
Total other income, net	14,909	12,409	2,500	20

Total revenues	113,487	74,381	39,106	53

Provision for credit losses	(13,768)	(2,155)	(11,613)	539

Operating expenses:
Salaries and other employee expenses	(24,417)	(16,764)	(7,653)	46
Depreciation of investment properties, equipment and improvements	(1,626)	(2,132)	506	(24)
Amortization of intangible assets	(393)	(623)	230	(37)
Other expenses	(12,268)	(10,076)	(2,192)	22
Total operating expenses	(38,704)	(29,595)	(9,109)	31

Profit for the period	$61,015	$42,631	$18,384	43%

PER COMMON SHARE DATA:
Basic earnings per share	$1.68	$1.08
Diluted earnings per share	$1.68	$1.08
Book value (period average)	$28.06	$26.30
Book value (period end)	$28.88	$26.64

Weighted average basic shares	36,297	39,377
Weighted average diluted shares	36,297	39,377
Basic shares period end	36,325	38,017

PERFORMANCE RATIOS:
Return on average assets	0.9%	0.9%
Return on average equity	8.0%	5.5%
Net interest margin	1.56%	1.28%
Net interest spread	1.31%	1.11%
Efficiency Ratio	34.1%	39.8%
Operating expenses to total average assets	0.60%	0.60%

18

EXHIBIT IV
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	September 30, 2022			June 30, 2022			September 30, 2021
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks	$959,379	$5,414	2.21%	$871,452	$1756	0.80%	$765,621	$287	0.15%
Securities at fair value through OCI	130,054	66	0.20	157,875	91	0.23	204,258	190	0.36
Securities at amortized cost (1)	958,750	6,649	2.71	956,761	6,247	2.58	415,598	2,377	2.24
Loans, net of unearned interest	6,942,336	80,537	4.54	6,519,667	55,959	3.40	5,219,597	31,916	2.39

TOTAL INTEREST EARNING ASSETS	$8,990,519	$92,666	4.03%	$8,505,754	$64,053	2.98%	$6,605,074	$34,770	2.06%

Allowance for loan losses	(52,730)			(50,148)			(40,237)
Non interest earning assets	257,906			283,631			187,830

TOTAL ASSETS	$9,195,694			$8,739,238			$6,752,667

INTEREST BEARING LIABILITIES
Deposits	3,425,972	$20,174	2.30%	3,248,368	$8,774	1.07%	$3,374,609	$3,093	0.36%
Securities sold under repurchase agreement and short-term borrowings and debt	2,439,700	13,545	2.17	2,079,208	7,509	1.43	640,547	801	0.49
Long-term borrowings and debt, net (2)	2,037,623	18,789	3.61	2,136,304	15,071	2.79	1,544,324	8,797	2.23

TOTAL INTEREST BEARING LIABILITIES	$7,903,295	$52,508	2.60%	$7,463,880	$31,354	1.66%	$5,559,481	$12,691	0.89%

Non interest bearing liabilities and other liabilities	$257,217			$260,507			$166,661

TOTAL LIABILITIES	8,160,512			7,724,386			5,726,142

EQUITY	1,035,183			1,014,851			1,026,525

TOTAL LIABILITIES AND EQUITY	$9,195,694			$8,739,238			$6,752,667

NET INTEREST SPREAD			1.43%			1.32%			1.17%

NET INTEREST INCOME AND NET INTEREST MARGIN		$40,158	1.77%		$32,699	1.54%		$22,079	1.33%

(1)Gross of the allowance for losses relating to securities at amortized cost.
(2)Includes lease liabilities, net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

19

EXHIBIT V
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE NINE MONTHS ENDED
	September 30, 2022			September 30, 2021
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks	$977,937	$7,674	1.03%	$866,660	$904	0.14%
Securities at fair value through OCI	156,586	313	0.26	217,622	643	0.39
Securities at amortized cost (1)	885,289	17,033	2.54	273,426	5,486	2.65
Loans, net of unearned interest	6,453,786	176,703	3.61	5,107,575	94,819	2.45

TOTAL INTEREST EARNING ASSETS	$8,473,598	$201,723	3.14%	$6,465,283	$101,852	2.08%

Allowance for loan losses	(48,846)			(40,976)
Non interest earning assets	268,172			163,544

TOTAL ASSETS	$8,692,924			$6,587,851

INTEREST BEARING LIABILITIES
Deposits	$3,277,498	$32,488	1.31%	$3,344,566	$10,034	0.40%
Securities sold under repurchase agreement and short-term borrowings and debt	2,130,299	25,448	1.58	552,662	3,792	0.90
Long-term borrowings and debt, net (2)	2,013,119	45,209	2.96	1,523,706	26,054	2.25

TOTAL INTEREST BEARING LIABILITIES	$7,420,916	$103,145	1.83%	$5,420,934	$39,880	0.97%

Non interest bearing liabilities and other liabilities	$253,650			$131,398

TOTAL LIABILITIES	7,674,566			5,552,333

EQUITY	1,018,358			1,035,518

TOTAL LIABILITIES AND EQUITY	$8,692,924			$6,587,851

NET INTEREST SPREAD			1.31%			1.11%

NET INTEREST INCOME AND NET INTEREST MARGIN		$98,578	1.56%		$61,972	1.28%

(1)Gross of the allowance for losses relating to securities at amortized cost.
(2)Includes lease liabilities, net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

20

EXHIBIT VI
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	NINE MONTHS ENDED	FOR THE THREE MONTHS ENDED					NINE MONTHS ENDED
	SEP 30/22	SEP 30/22	JUN 30/22	MAR 31/22	DEC 31/21	SEP 30/21	SEP 30/21
Net Interest Income:
Interest income	$201,723	$92,666	$64,053	$45,004	$39,031	$34,770	$101,852
Interest expense	(103,145)	(52,508)	(31,354)	(19,283)	(14,221)	(12,691)	(39,880)
Net Interest Income	98,578	40,158	32,699	25,721	24,810	22,079	61,972

Other income (expense):
Fees and commissions, net	14,497	6,279	4,269	3,949	6,235	4,752	12,063
Gain (loss) on financial instruments, net	163	(329)	(74)	566	(1,347)	(112)	51
Other income, net	249	209	24	16	127	111	295
Total other income, net	14,909	6,159	4,219	4,531	5,015	4,751	12,409

Total revenues	113,487	46,317	36,918	30,252	29,825	26,830	74,381

Provision for credit losses	(13,768)	(4,824)	(833)	(8,111)	(173)	(771)	(2,155)
Gain on non-financial assets, net	0	0	0	0	742	0	0
Total operating expenses	(38,704)	(14,619)	(13,063)	(11,022)	(10,328)	(10,328)	(29,595)

Profit for the period	$61,015	$26,874	$23,022	$11,119	$20,066	$15,731	$42,631

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$1.68	$0.74	$0.63	$0.31	$0.54	$0.41	$1.08

PERFORMANCE RATIOS
Return on average assets	0.9%	1.2%	1.1%	0.6%	1.1%	0.9%	0.9%
Return on average equity	8.0%	10.3%	9.1%	4.5%	7.9%	6.1%	5.5%
Net interest margin	1.56%	1.77%	1.54%	1.32%	1.42%	1.33%	1.28%
Net interest spread	1.31%	1.43%	1.32%	1.15%	1.26%	1.17%	1.11%
Efficiency Ratio	34.1%	31.6%	35.4%	36.4%	34.6%	38.5%	39.8%
Operating expenses to total average assets	0.60%	0.63%	0.60%	0.55%	0.58%	0.61%	0.60%

21

EXHIBIT VII
BUSINESS SEGMENT ANALYSIS
(In US$ thousand)

	FOR THE NINE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	SEP 30/22	SEP 30/21	SEP 30/22	JUN 30/22	SEP 30/21
COMMERCIAL BUSINESS SEGMENT:

Net interest income	$89,877	$60,497	$35,933	$28,691	$21,286
Other income	15,315	12,676	6,678	4,504	4,939
Total revenues	105,192	73,173	42,611	33,195	26,225
Provision for credit losses	(11,216)	(890)	(3,382)	(472)	115
Operating expenses	(30,263)	(22,902)	(11,180)	(10,283)	(7,874)

Profit for the segment	$63,713	$49,381	$28,049	$22,440	$18,466

Segment assets	7,182,199	5,524,936	7,182,199	6,914,479	5,524,936

TREASURY BUSINESS SEGMENT:

Net interest income	$8,701	$1,475	$4,225	$4008	$793
Other expense	(406)	(267)	(519)	(285)	(188)
Total revenues	8,295	1,208	3,706	3,723	605
Provision for credit losses	(2,552)	(1,265)	(1,442)	(361)	(886)
Operating expenses	(8,441)	(6,693)	(3,439)	(2,780)	(2,454)

(Loss) Profit for the segment	$(2,698)	$(6,750)	$(1,175)	$582	$(2,735)

Segment assets	2,127,747	1,446,516	2,127,747	2,001,050	1,446,516

TOTAL:

Net interest income	$98,578	$61,972	$40,158	$32,699	$22,079
Other income	14,909	12,409	6,159	4,219	4,751
Total revenues	113,487	74,381	46,317	36,918	26,830
Provision for credit losses	(13,768)	(2,155)	(4,824)	(833)	(771)
Operating expenses	(38,704)	(29,595)	(14,619)	(13,063)	(10,328)
Profit for the period	$61,015	$42,631	$26,874	$23,022	$15,731
Total segment assets	9,309,946	6,971,452	9,309,946	8,915,529	6,971,452
Unallocated assets	9,864	5,628	9,864	8,976	5,628
Total assets	9,319,810	6,977,080	9,319,810	8,924,505	6,977,080

22

EXHIBIT VIII
CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	September 30, 2022		June 30, 2022		September 30, 2021		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$59	1	$71	1	$97	1	$(12)	$(38)
BOLIVIA	7	0	6	0	13	0	1	(6)
BRAZIL	1,317	15	1,290	15	1,240	18	27	77
CHILE	646	7	790	9	714	10	(144)	(68)
COLOMBIA	912	10	879	10	684	10	33	228
COSTA RICA	301	3	304	3	197	3	(3)	104
DOMINICAN REPUBLIC	509	6	352	4	292	4	157	217
ECUADOR	283	3	322	4	293	4	(39)	(10)
EL SALVADOR	59	1	120	1	86	1	(61)	(27)
GUATEMALA	812	9	631	7	415	6	181	397
HONDURAS	253	3	262	3	26	0	(9)	227
JAMAICA	5	0	6	0	37	1	(1)	(32)
MEXICO	1,060	12	915	11	911	13	145	149
PANAMA	340	4	380	4	287	4	(40)	53
PARAGUAY	155	2	120	1	55	1	35	100
PERU	684	8	668	8	366	5	16	318
TRINIDAD & TOBAGO	135	2	136	2	153	2	(1)	(18)
UNITED STATES OF AMERICA	622	7	571	7	324	5	51	298
URUGUAY	77	1	168	2	178	3	(91)	(101)
MULTILATERAL ORGANIZATIONS	36	0	77	1	106	2	(41)	(70)
OTHER NON-LATAM (1)	590	7	617	7	482	7	(27)	108

TOTAL CREDIT PORTFOLIO (2)	$8,862	100%	$8,685	100%	$6,956	100%	$177	$1,906

UNEARNED INTEREST AND DEFERRED FEES	(16)		(11)		(8)		(5)	(8)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$8,846		$8,674		$6,948		$172	$1,898

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region.
(2)Includes gross loans (or the Loan Portfolio), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers liabilities under acceptances.

23

EXHIBIT IX
COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	September 30, 2022		June 30, 2022		September 30, 2021		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$59	1	$71	1	$97	2	$(12)	$(38)
BOLIVIA	7	0	6	0	13	0	1	(6)
BRAZIL	1,223	16	1,196	16	1,142	18	27	81
CHILE	533	7	677	9	614	10	(144)	(81)
COLOMBIA	857	11	824	11	649	10	33	208
COSTA RICA	291	4	294	4	193	3	(3)	98
DOMINICAN REPUBLIC	504	6	347	5	287	5	157	217
ECUADOR	283	4	322	4	293	5	(39)	(10)
EL SALVADOR	59	1	120	2	86	1	(61)	(27)
GUATEMALA	812	10	631	8	412	7	181	400
HONDURAS	253	3	262	3	26	0	(9)	227
JAMAICA	5	0	6	0	37	1	(1)	(32)
MEXICO	960	12	815	11	865	14	145	95
PANAMA	316	4	356	5	274	4	(40)	42
PARAGUAY	155	2	120	2	55	1	35	100
PERU	623	8	597	8	308	5	26	315
TRINIDAD & TOBAGO	135	2	136	2	153	2	(1)	(18)
URUGUAY	77	1	168	2	178	3	(91)	(101)
OTHER NON-LATAM (1)	669	9	635	8	506	8	34	163

TOTAL COMMERCIAL PORTFOLIO (2)	$7,821	100%	$7,583	100%	$6,188	100%	$238	$1,633

UNEARNED INTEREST AND DEFERRED FEES	(16)		(11)		(8)		(5)	(8)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$7,805		$7,572		$6,180		$233	$1,625

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region. As of September 30, 2022, Other Non-Latam was comprised of United States of America ($117 million), European countries ($383 million) and Asian countries ($169 million).
(2)Includes gross loans (or the Loan Portfolio), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers liabilities under acceptances.

24

EXHIBIT X
INVESTMENT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	September 30, 2022		June 30, 2022		September 30, 2021		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
BRAZIL	$94	9	$94	9	$98	13	$—	$(4)
CHILE	113	11	113	10	100	13	0	13
COLOMBIA	55	5	55	5	35	5	0	20
COSTA RICA	10	1	10	1	4	1	0	6
DOMINICAN REPUBLIC	5	0	5	0	5	1	0	0
GUATEMALA	0	0	0	0	3	0	0	(3)
MEXICO	100	10	100	9	46	6	0	54
PANAMA	24	2	24	2	13	2	0	11
PERU	61	6	71	6	58	8	(10)	3
UNITED STATES OF AMERICA	505	49	525	48	279	36	(20)	226
MULTILATERAL ORGANIZATIONS	36	3	77	7	106	14	(41)	(70)
OTHER NON-LATAM (1)	38	4	28	3	21	3	10	17

TOTAL INVESTMENT PORTFOLIO (2)	$1,041	100%	$1,102	100%	$768	100%	$(61)	$273

(1)Risk in highly rated countries outside the Region
(2)Includes securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for losses.

25

EXHIBIT XI
LOAN DISBURSEMENTS
DISTRIBUTION BY COUNTRY
(In US$ million)

	YEAR-TO-DATE		QUARTERLY			Change in Amount
	(A)	(B)	(C)	(D)	(E)
COUNTRY	9M22	9M21	3Q22	2Q22	3Q21	(A) - (B)	(C) - (D)	(C) - (E)
ARGENTINA	$8	$11	$0	$8	$0	$(3)	$(8)	$0
BOLIVIA	3	15	0	3	3	(12)	(3)	(3)
BRAZIL	1,310	829	335	511	272	481	(176)	63
CHILE	737	961	154	251	345	(224)	(97)	(191)
COLOMBIA	1,167	826	455	428	226	341	27	229
COSTA RICA	272	122	81	32	85	150	49	(4)
DOMINICAN REPUBLIC	901	519	436	308	143	382	128	293
ECUADOR	136	10	46	45	0	126	1	46
EL SALVADOR	117	107	10	51	57	10	(41)	(47)
GUATEMALA	752	432	364	219	179	320	145	185
HONDURAS	290	35	27	41	12	255	(14)	15
JAMAICA	376	174	105	73	37	202	32	68
MEXICO	1,787	2,189	684	536	1,020	(402)	148	(336)
PANAMA	357	484	127	77	186	(127)	50	(59)
PARAGUAY	313	78	145	110	0	235	35	145
PERU	781	341	265	327	125	440	(62)	140
TRINIDAD & TOBAGO	170	0	66	104	0	170	(38)	66
UNITED STATES	112	0	72	20	0	112	52	72
URUGUAY	358	220	87	74	72	138	13	15
OTHER NON-LATAM (1)	732	624	250	291	160	108	(41)	90

TOTAL LOAN DISBURSED (2)	$10,679	$7,977	$3,709	$3,509	$2,922	$2,702	$200	$787

(1)Origination in highly rated countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region.
(2)Total loan disbursed does not include loan commitments and financial guarantee contracts, nor other interest-earning assets such as investment securities.

26

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